

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 20, 2015

<u>Via Email</u>
Bill Chaaban
Chief Executive and Chief Financial Officer
CEN Biotech, Inc.
20 North Rear Rd.
Lakeshore, Ontario Canada NOR 1K0

> **Re: CEN Biotech, Inc.**
> **Form 10-12B**
> **Filed September 23, 2015**
> **File No. 001-37567**

Dear Mr. Chaaban:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that you have filed the Form 10 registration statement pursuant to Section 12(b). Based on your disclosure on page 6, however, it appears that you are not immediately registering a class of securities on a national securities exchange but rather seek quotation on the OTC Markets. Please advise.

2.   Please provide us with a detailed analysis addressing why you believe the proposed distribution of common stock to the shareholders of the parent company does not need to be registered under the Securities Act. For guidance, refer to Staff Legal Bulletin No. 4 (Sept. 16, 1997). In your response, please be sure to address whether the distribution is pro rata to the parent shareholders in light of (i) the super voting shares that Mr. Chaaban holds; (ii) the rounding of shares to the nearest whole share; and (iii) the 1 for 700 distribution ratio.

3.   Disclosures on pages 10 and 17 of the Information Statement, which are incorporated by reference to the Form 10, indicate that the information is accurate only as of the date set forth on the Information Statement coverpage and that information will not be updated subsequently. Accordingly, please revise the first paragraph on page 2 of the Form 10 to state that the information contained in the Form 10 registration statement is current as of the date of its effectiveness or, alternatively, revise the Information Statement cover page and other disclosures to avoid any implication that the Information Statement may not be current on the date of Form 10 effectiveness.

4.   Please revise the Signatures section to identify the Registrant as the signatory. Refer to Form 10, page 3.

Exhibit 99.1 Information Statement
Coverpage

5.   Please revise to disclose the date on which the share distribution will occur.

6.   Please revise to clarify whether you intend to have your shares quoted on the OTC Bulletin Board or the OTCQB which is operated by the OTC Markets Group and not FINRA.

Questions and Answers about the Separation and Distribution, page 3
What is Cen Biotech, Inc…, page 3

7.   You disclose that CEN Biotech is currently a wholly-owned subsidiary of Creative Edge Nutrition. Please tell us whether it has been a wholly-owned subsidiary since its inception. In this regard, we refer to Note 7 on page 45 which references two stock sales. Also, explain whether the subsidiary is wholly-owned given that Mr. Chaaban holds 100,000 preferred shares and therefore appears to have voting control over the subsidiary.

Who will manage CEN after the separation?, page 7

8.   Please revise to disclose when Mr. Chaaban resigned his positions and identify Creative Edge Nutrition's current Chairman and Chief Executive.

Information Statement Summary, page 9
The Company, page 9

9.   Your disclosure on page 20 indicates that Health Canada "formally rejected" your application, but your disclosures on page 9 and elsewhere suggest that Health Canada has not processed the application to date. Accordingly, please revise your summary, risk factor, and other disclosures to clarify that Health Canada has "formally rejected" your license application and disclose the reason(s) that Health Canada rejected your application. Provide us with a copy of any written notice from Health Canada concerning

the rejection. Also, add a risk factor at the top of page 12 to highlight risks associated with the rejection.

10.   We note your disclosure on page 23 that Bill Chaaban has received the necessary Canadian security clearances. Please describe these clearances in further detail, including the purpose of the security clearance, the reason(s) Health Canada intends to revoke Mr. Chaaban's clearances, and the impact on the business if he is unable to maintain these clearances.

11.   Please add a section that provides a brief overview of the Creative Edge Nutrition business that will remain and explain whether, and if so where, existing stockholders can obtain additional information concerning this business.

12.   Further to the above comment, we note Creative Edge's June 30, 2015 quarterly report which is publicly available on the OTC Markets website. With a view to potential disclosure, please tell us whether the Creative Edge entity will retain any cash or assets with which to conduct its business.

Risks Related to Cen's Business, page 9

13.   Please add a bullet point that states that your independent registered public accounting firm has expressed substantial doubt about your ability to continue as a going concern. Also, state your cash position and working capital deficit as of a recent date. With a view to disclosure, tell us whether you have funds necessary to complete the appeals process that you outline on page 21.

Risk Factors, page 12

14.   Given that you are a Canadian company and your assets are located in Canada, please add a risk factor concerning the possibility that U.S. shareholders may have difficulty enforcing U.S. judgments against the company and, possibly, its officers and directors.

We intend to become subject to the periodic reporting requirements…, page 13

15.   Please revise the header to indicate that you will be subject to the periodic reporting requirements. Also, refer to comment 1 in this letter and clarify when your reporting obligations will commence.

Our shares may not become eligible…, page 15

16.   Please revise here, or elsewhere in the disclosure, as applicable, to describe the eligibility requirements for DTC trading and explain the reasons why you may not be able to meet those requirements.

Liquidity, page 19

17.   Please file the note agreement with Global Holdings International, LLC and all related
       party note agreements as exhibits to the Form 10.

Business, page 20

18.   We refer to page 17 of the parent's June 30, 2015 report available on the OTC Markets
       website. Please revise the Business section to disclose your sales of future revenues
       derived from your facilities and file these agreements as exhibits.

19.   Please disclose your anticipated timeline for cultivating and distributing medical
       marijuana if you ultimately receive a license from Health Canada.

Facilities, page 24

20.   We refer to Exhibit 10.3 and note that the lease is only permitted to the extent of the
       "Present Zoning Bylaw." We also refer to a February 14, 2015 Windsor Star news article
       which reports that the municipality raised issues concerning whether your facilities are
       permissible under present zoning laws. Please revise to explain briefly the zoning
       applicable to the sites where your facilities are located and revise, as appropriate, to
       discuss any material concerns or challenges related to your present use of the properties.

Certain Relationships…, page 28

21.   Please revise to disclose the annual stock incentives contained in the employment
       agreement.

The Separation and Distribution, page 28

22.   We note your disclosure on page 29 that CEN has entered into a separation agreement
       and other agreements with Creative to effect the separation. Please revise to disclose all
       material terms of these agreements and file them as exhibits to your Form 10. Also,
       please explain whether the separation and distribution occur simultaneously or on
       different dates. In this regard, your disclosure on page 5 indicates that unspecified assets
       and liabilities are intended to transfer after the distribution.

23.   Please revise to describe briefly the "limited areas of ongoing relationship."

Material U.S. Federal Income Tax Consequences, page 30

24.   We refer to the third bullet point on page 31. With a view to disclosure, please tell us
       how shareholders can determine the fair market values on the distribution date.

Change of Control, page 34

25.   Please tell us how your disclosure in this section reconciles to your disclosures concerning the company's ability to issue unlimited numbers of common and special voting shares.

Notes to the Financial Statements June 30, 2015
Note 4 – Notes Payable, page 51

26.   Please revise your disclosure to clarify if the $9.68 million of debt due to Global Holdings International, LLC that was due on June 30, 2015 is currently in default and disclose any ramifications of such default.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance